UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

TOBIRA THERAPEUTICS, INC.

(Name of Subject Company)

SAPPHIRE ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ALLERGAN HOLDCO US, INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

ALLERGAN plc

(Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

88883P 10 1

(CUSIP Number of Class of Securities)

A. Robert D. Bailey, Esq.

Allergan plc

Chief Legal Officer and Corporate Secretary

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

(862) 261-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew Ment, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1045

(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$807,785,467.70	$93,622.34

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the product of (i) $39.70, the average of the high and low sales prices per share of Tobira Therapeutics, Inc. (“Tobira”) common stock on September 30, 2016, as reported by NASDAQ, and (ii) 20,347,241, the number of shares of Tobira common stock estimated to be outstanding immediately prior to the consummation of the offer and the merger (which includes shares of Tobira common stock that may become outstanding as a result of exercise of vested options and exercise of Tobira’s outstanding warrants, in each case, that have exercise prices of $39.70 or less).

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $195,538.85	Filing Party: Sapphire Acquisition Corp., Allergan Holdco US, Inc. and Allergan plc
Form or Registration No.: Schedule TO	Date Filed: October 3, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Sapphire Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), with the Securities and Exchange Commission on October 3, 2016 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Tobira Therapeutics, Inc., a Delaware corporation (“Tobira”), at a price of (x) $28.35 per share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one contractual contingent value right per Share, which represents the right to receive contingent payments of up to $49.84 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated October 3, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer”.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Amendments to the Schedule TO

(1) The information set forth on the cover page of the Schedule TO (including all subsequent amendments heretofore filed) regarding the Names of the Filing Persons is hereby amended and restated in its entirety as set forth below:

“SAPPHIRE ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ALLERGAN HOLDCO US, INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

ALLERGAN plc

(Offeror)

(Names of Filing Persons)”

(2) The information set forth on the cover page of the Schedule TO (including all subsequent amendments heretofore filed) regarding the Calculation of Filing Fee is hereby amended and restated in its entirety as set forth below:

Transaction Valuation*	Amount of Filing Fee**
$807,785,467.70	$93,622.34

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the product of (i) $39.70, the average of the high and low sales prices per share of Tobira Therapeutics, Inc. (“Tobira”) common stock on September 30, 2016, as reported by NASDAQ, and (ii) 20,347,241, the number of shares of Tobira common stock estimated to be outstanding immediately prior to the consummation of the offer and the merger (which includes shares of Tobira common stock that may become outstanding as a result of exercise of vested options and exercise of Tobira’s outstanding warrants, in each case, that have exercise prices of $39.70 or less).

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

(1) The list of conditions beginning on page 5 in the Summary Term Sheet under the question “What are the conditions to the Offer?” is amended by deleting the first full sentence that follows the last condition on page 7.

(2) The (a) first sentence of the last paragraph in the Summary Term Sheet under the question “What are the conditions to the Offer?” on page 7 of the Offer to Purchase, (b) first sentence of the sixth paragraph on page 14 in Section 1 – “Terms of the Offer” of the Offer to Purchase and (c) first sentence of the last paragraph on page 57 in Section 15 – “Conditions of the Offer” of the Offer to Purchase are, in each case, amended and restated in their entirety to read as follows:

“Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated.”

(3) The last paragraph on page 14 in Section 1 – “Terms of the Offer” of the Offer to Purchase is amended and restated in its entirety to read as follows:

“Any extension, delay, termination or amendment of the Offer will be followed promptly by a public announcement in accordance with Rules 14d-3(b)(1), 14d-4(d)(1) and 14e-1(d) under the Exchange Act. Such announcement in the case of an extension will be made no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date.”

(4) The first sentence of the second paragraph on page 20 in Section 4 – “Withdrawal Rights” of the Offer to Purchase is amended and restated in its entirety to read as follows:

“We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.”

(5) The last paragraph beginning on page 33 in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and restated in its entirety to read as follows:

“Purchaser expressly reserves the right to waive any Offer Condition, to increase the Offer Price, to make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement and to terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated, except that Tobira’s prior written approval is required for Parent or Purchaser to:

•	decrease the Closing Amount;

•	amend the terms of the CVR or the CVR Agreement;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements on the Offer in addition to the Offer Conditions;

•	amend, modify or waive the Minimum Condition, the Termination Condition, the HSR Condition or the Governmental Impediment Condition;

•	amend any other term of the Offer in a manner that adversely affects any holder of Shares in its capacity as such; or

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement.”

(6) The list of conditions beginning on page 55 in Section 15 – “Conditions of the Offer” of the Offer to Purchase is amended by deleting the first full sentence that follows the last condition on page 57.

(7) The second sentence of the first paragraph beginning on page 55 in Section 15 – “Conditions of the Offer” of the Offer to Purchase is amended and restated in its entirety to read as follows:

“Notwithstanding any other provisions of the Offer or the Merger Agreement to the contrary and subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) of the Exchange Act, Purchaser is not required to accept for payment or pay for, and may delay the acceptance for payment of, or the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer), if: (A) the Minimum Condition (described in clause (a) below), the Termination Condition (described in clause (l) below), the HSR Condition (described in clause (h) below), the Governmental Impediment Condition (described in clause (j) below) and the conditions described in clause (k) below shall not be satisfied at one minute after 11:59 P.M., Eastern Time on the Expiration Date; or (B) any of the additional conditions described below has not been satisfied or waived in writing by Parent at or prior to the expiration of the Offer (except for conditions relating to government regulatory approvals):”

(8) The last full paragraph on page 57 in Section 15 – “Conditions of the Offer” of the Offer to Purchase is amended and restated in its entirety to read as follows:

“The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and (except for the Minimum Condition) may be waived by Parent or Purchaser, in whole or in part, in their sole and absolute discretion, at any time prior to the expiration of the Offer. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time at or prior to the expiration of the Offer (except for conditions relating to government regulatory approvals).”

(9) The first paragraph in Section 19 – “Miscellaneous” on page 61 of the Offer to Purchase is amended and restated in its entirety to read as follows:

“The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2016

ALLERGAN HOLDCO US, INC.

By:	/s/ Matthew Brady
Name:	Matthew Brady
Title:	Secretary

SAPPHIRE ACQUISITION CORP.

By:	/s/ Sigurd Kirk
Name:	Sigurd Kirk
Title:	Vice President

ALLERGAN PLC

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 3, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Allergan plc and Tobira Therapeutics, Inc. on September 20, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Allergan plc with the Securities and Exchange Commission on September 20, 2016).*

(a)(1)(G)	Press Release issued by Allergan plc, dated September 20, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Allergan plc with the Securities and Exchange Commission on September 20, 2016).*

(a)(1)(H)	Copy of Allergan Presentation for Investor/Analyst Conference Call, dated September 21, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Allergan plc with the Securities and Exchange Commission on September 21, 2016).*

(a)(1)(I)	Summary Advertisement as published in The Wall Street Journal on October 3, 2016.*

(d)(1)	Agreement and Plan of Merger, dated as of September 19, 2016, by and among Sapphire Acquisition Corp., Allergan Holdco US, Inc. and Tobira Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tobira Therapeutics, Inc. with the Securities and Exchange Commission on September 20, 2016).*

(d)(2)	Confidential Disclosure Agreement, dated August 1, 2016, by and between Tobira Therapeutics, Inc. and Allergan, Inc.*

(d)(3)	Tender and Support Agreement, dated September 19, 2016, by and among Allergan Holdco US, Inc., Sapphire Acquisition Corp. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Allergan plc with the Securities and Exchange Commission on September 20, 2016).*

(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Tobira Therapeutics, Inc. with the Securities and Exchange Commission on September 20, 2016).*

(g)	None.

(h)	None.

*	Previously filed.